UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              (Amendment No. _1_)*


                             Michigan Brewery, Inc.
       -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   594194-20-1
                      ----------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)              Page 1 of 6 pages

CUSIP No. 594194-20-1                 13G                     Page 2 of 6 Pages


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Perkins Capital Management, Inc.
           IRS ID No.: 41-1501962


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           730 East Lake Street, Wayzata, MN  55391-1769

                5    SOLE VOTING POWER
 NUMBER OF                387,000

  SHARES        6     SHARED VOTING POWER
                                0
BENEFICIALLY

  OWNED BY      7     SOLE DISPOSITIVE POWER
                        1,092,400
   EACH

 REPORTING

  PERSON        8     SHARED DISPOSITIVE POWER
                                0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     492,400

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.3%

12    TYPE OF REPORTING PERSON*

                     IA


SEC 1745 (2/92)              Page 2 of 6 pages

CUSIP No. 594194-20-1                 13G                     Page 3 of 6 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Perkins Opportunity Fund
           IRS ID No.: 13-3682185


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           A Massachusetts Business Trust

                5    SOLE VOTING POWER
 NUMBER OF                 0 (Refer to page one of two, item five)

  SHARES        6    SHARED VOTING POWER
                           0
BENEFICIALLY

  OWNED BY      7    SOLE DISPOSITIVE POWER
                           0 (Refer to page one of two, item seven)
   EACH

 REPORTING

  PERSON        8    SHARED DISPOSITIVE POWER
                           0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     600,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    11.4%

12    TYPE OF REPORTING PERSON*

                     IC


SEC 1745 (2/92)              Page 3 of 6 pages

CUSIP No. 594194-20-1                 13G                     Page 4 of 6 Pages


ITEM 1.
      (a)       Name of Issuer
                Michigan Brewery, Inc.

      (b)       Address of Issuer's Principal Executive Offices
                1999 Walden Drive, Gaylord, MI  49735

ITEM 2.
      (a)       Name of Person Filing

                Perkins Capital Management, Inc., a Minnesota Corporation The Perkins Opportunity Fund, a Massachusetts Business Trust

      (b)       Address of Principal Business Office or, if none, Residence

                730 East Lake Street
                Wayzata, MN  55391-1769

      (c)       Citizenship

                Minnesota Corporation

      (d)       Title of Class of Securities

                Common Stock

      (e)       CUSIP Number

                594194-20-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) /__/       Broker or Dealer registered under Section 15 of the Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /__/ Investment Company registered under section 8 of the Investment Company Act

      (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

      (g) /__/       Parent Holding Company, in accordance with
                     240.13d-l(b)(ii)(G) (Note: See Item 7)

      (h) /__/       Group, in accordance with 240.13d-l(b)(l)(ii)(H)

ITEM 4. OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) The amount beneficially owned is 1,092,400 shares of common. This includes 492,400 shares of common owned by the clients of Perkins Capital Management, Inc., 245,000 warrants, exerciseable within 60 days, held for the clients of Perkins Capital Management, Inc., 300,000 shares of common owned by The Perkins Opportunity Fund, and 300,000 warrants exerciseable with 60 days, held by The Perkins Opportunity Fund. Perkins Capital Management, Inc. disclaims beneficial interest in the Perkins Opportunity Fund shares.

      (b) The percent of class is 20.7%. This includes a percentage of class of 9.3% by clients of Perkins Capital Management, Inc. and 11.4% by The Perkins Opportunity Fund.




SEC 1745 (2/92)              Page 4 of 6 pages

CUSIP No. 594194-20-1                 13G                     Page 4 of 6 Pages


      (c)   Number of shares as to which such person has:
           (i)   Perkins  Capital  Management,  Inc.  has the sole power to vote
                 387,000 common shares, including the 300,000 common shares owned by The Perkins Opportunity Fund.

           (ii)  There are zero shares with shared power to vote.

           (iii) Perkins Capital Management, Inc. has the sole power to dispose of 1,092,400 common shares (includes 600,000 common equivalent shares owned by The Perkins Opportunity Fund).

           (iv)  shared power to dispose or to direct the disposition of
                    0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      None

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 4, 1997
                                ----------------------------------------

                                By      Bradley A. Erickson
                                ----------------------------------------
                                              Signature


                                 Bradley A. Erickson, Vice President
                                -----------------------------------------
                                             Name/Title




SEC 1745 (2/92)              Page 5 of 6 pages

CUSIP No. 594194-20-1                 13G                     Page 6 of 6 Pages



              JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that to the best of their knowledge and belief they each satisfy the requirements for making a joint filing under rule 13d-1.


February 4, 1997



/s/ Bradley A. Erickson                       /s/ Steven J. Paggioli
--------------------------------              ---------------------------------
Perkins Capital Management, Inc.              Perkins Opportunity Fund Series A
     Bradley A. Erickson                      Professionally Managed Portfolio
                                                      Steven J. Paggioli




SEC 1745 (2/92)                    Page 6 of 6 pages